VistaPrint Limited

Canon’s Court, 22 Victoria Street

Hamilton HM12

Bermuda

June 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:    Linda Cyrkel

                     Claire Erlanger

                     Lyn Shenk

Re:     VistaPrint Limited

           Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K”)

           Filed September 13, 2006

           File No. 000-51539

Ladies and Gentlemen:

This letter is being submitted on behalf of VistaPrint Limited (the “Company”) in response to the comments provided to the Company in a letter (the “Letter”) dated April 17, 2007, from Linda Cyrkel, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Harpreet Grewal, Chief Financial Officer of the Company, as well as subsequent conversations between representatives of the Staff and the Company. The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Form 10-K for the year ended June 30, 2006

Management’s Discussion & Analysis, page 39

1.

We note from your response to our prior comment 1 that you believe that referral fee revenue and associated expenses do not need to be described from a quantitative standpoint in MD&A. You state that costs associated with referral fees are significant while at the same time you state that you do not segregate and quantify such costs. It is difficult for us to understand how you are able to conclude such costs are significant if you have not quantified them. While we note your assertion that referral fee costs effectively include a pro rata portion of all “core costs,” it is not clear on what pro rata basis you assert costs should be allocated, nor why pro rata allocation is appropriate,

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nor whether it is consistent with the costs and efforts incurred to add and support the membership enrollment functionality and processing to your website and back office operations. In this regard, it would appear that the vast majority of your core costs would continue to be incurred if the membership enrollment functionality and processing were discontinued. If so, then it would likewise appear the direct costs associated with the revenue are not significant. We continue to believe that because it appears the direct costs associated with this revenue are not significant, and the referral revenues appear to have been a highly material and disproportionate contributor to your operating income, you should make significant revisions in future filings to emphasize and make clear the importance of referral revenues to your results of operations. As previously requested, please revise your MD&A in future filings to quantify referral revenues and associated costs for each period presented and to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K. In addition, given the apparent significance of this revenue stream to your results of operations, we suggest that you estimate the associated direct costs so as to provide, at a minimum, qualitative discussion and analysis of their materiality in your MD&A. Please respond to confirm your agreement to provide a draft of your revised disclosures.

Response:

As discussed with the Staff, beginning with the Company’s Form 10-K for the fiscal year ended June 30, 2007 and continuing in each subsequent periodic report to be filed by the Company with the Commission, the Company’s MD&A disclosure will indicate the portion of the Company’s revenue during the applicable periods covered by the report that was generated from third party order referral fees. The disclosure would contain information materially similar to the following example:

Revenue. For the fiscal years ended June 30, 2007, 2006 and 2005, our revenue was $                    , $                     and $                    , respectively. We generate revenue primarily from the printing and shipment of customized printed products. Revenue is recorded net of a reserve for estimated refunds. Customers place orders via our websites and pay primarily using credit cards. In addition, we receive payment for some orders through direct bank debit, wire transfers and other payment methods. We also generate revenue from order referral fees paid to us by third party merchants for customer click-throughs and referrals arising from products and services of the merchants we offer to our customers on our website. Unlike printed products that we manufacture ourselves, these third party referral offerings do not require physical production by us and have minimal corresponding direct cost of revenue. For the fiscal years ended June 30, 2007, 2006 and 2005, we generated approximately $                    , $                     and $                     of our revenue from these third party order referral fees.

In addition, in future filings, to the extent the Company concludes that changes in the amount of third party order referral fees from period to period have had a material impact on the Company’s results of operations for any applicable periods, the Company will describe the principal reasons for such changes and the nature of their impact within the

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applicable portion of the Company’s MD&A disclosure discussing the Company’s results of operations for such periods.

If you require additional information, please telephone the undersigned at 781-652-6300 or Thomas S. Ward of Wilmer Cutler Pickering Hale and Dorr LLP, outside counsel to the Company, at 617-526-6374.

Sincerely,

/s/ HARPREET GREWAL

Enclosures

cc:    Lawrence A. Gold, Esq.

         Thomas S. Ward, Esq.